One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 Telephone: 513-794-6100

VIA EDGAR CORRESPONDENCE

March 31, 2021

Ms. Jaea Hahn

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A (“Registrant”)

ONcore Premier (sold on or after 10-1-12) Individual Variable Annuity

Post-Effective Amendment No. 18

File Nos. 811-01978 & 333-182250

Dear Ms. Hahn:

This letter responds to comments of the Staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on March 1, 2021. Registrant filed the Post-Effective Amendment with the Commission on January 15, 2021 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

General Comments

1. Company Acknowledgement – The Staff reminds the Registrant and Depositor and their management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: We acknowledge that the Commission has reminded us that Registrant and Depositor and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

March 31, 2021

Ms. Hahn

2. Disclosure Changes – Where a change is made to disclosure in response to a Staff comment, please make corresponding changes wherever such disclosure appears in the prospectus.

Response: Registrant confirms that where a change is made to disclosure in response to a Staff comment, corresponding changes will be made wherever such disclosure appears in the prospectus.

Specific Comments

1. Cover Page, first paragraph – The first paragraph states “The prospectus offer variable annuity contract….” and also includes a statement that the contracts are not currently available for sale. Pursuant to Item 1(a)(3) of Form N-4, please revise the disclosure as follows:

This prospectus describes ONcore Premier, an individual, flexible premium deferred variable annuity contract issued by The Ohio National Life Insurance Company (“Ohio National Life”) through a separate account, Ohio National Variable Account A (“VAA”). The contract has not been offered for new sales since [INSERT DATE]. This prospectus describes the features, benefits and risks applicable to existing contract owners.

Response: The requested change has been made.

2. Cover Page, second paragraph – Please revise to state that contract value may be invested in one or more investment options, including the fixed account, and variable investment options.

Response: The requested change has been made.

3. Key Information Table, page 5 – Please delete the two narrative sentences prior to the Key Information Table.

Response: The requested change has been made.

4. Key Information Table – Pursuant to Item 2, Instruction 1(b), confirm the cross references in the electronic version of the prospectus will link directly to the sections in the statutory prospectus that explain the items in more detail.

Response: Registrant confirms that the cross-references in the electronic version of the prospectus will link directly to the sections in the statutory prospectus that explain the items in more detail.

5. Key Information Table, Charges for Early Withdrawal – Revise the last sentence in “Charges for Early Withdrawal” to track the language on page 26 regarding surrender charges.

Response: The requested change has been made.

6. Key Information Table, Ongoing Fees and Expenses – Please ensure the row which includes the language “Because your contract is customizable….” is kept with lowest/highest annual cost row.

March 31, 2021

Ms. Hahn

Response: The requested change has been made.

7. Key Information Table, Risks Associated with Investment Options – Please clarify whether the Enhanced DCA Account is also a fixed account.

Response: The relevant sentence has been revised as follows:

Each investment option (including the Fixed Accumulation Account and the Enhanced DCA Account, which is a fixed account) has its own unique risks.

8. Key Information Table, Optional Benefits – In the second sentence, please clarify if “change” means modify or terminate the optional benefit itself or the investment options that may be selected in connection with the optional benefit.

Response: The second sentence has been revised as follows:

We may change the investments restrictions in the future, including limiting the investment options available with the optional benefit.

9. Key Information Table, Optional Benefits – In the third paragraph, last line, add “of” after “reduce the value.”

Response: The requested change has been made.

10. Key Information Table, Exchanges – The Staff notes there is no cross-reference included. If exchanges are described, please include a cross reference.

Response: Exchanges are not described elsewhere in the prospectus. In the “Location in Prospectus” column “N/A” has been added for the Exchanges row.

11. Overview of the Contract, Accumulation Period – In the first bullet under “Accumulation Period,” please delete “(mutual fund)” as “Fund” has already been defined.

Response: The requested change has been made.

12. Overview of the Contract, Accumulation Period – Please explain whether the Enhanced DCA account is a type of fixed account and whether an owner can allocate purchase payments to the Enhanced DCA account during the accumulation period. Alternatively, add a cross-reference to the section of the prospectus where the Enhanced DCA account is discussed.

Response: The disclosure has been revised as follows:

During the Accumulation Period, to help you accumulate assets, you can allocate your purchase payments and Contract Value to:

•	a variety of subaccounts. Each subaccount invests in a corresponding Fund, each of which has its own investment strategies, investment adviser(s), expense ratios, and returns;

March 31, 2021

Ms. Hahn

•	the Fixed Accumulation Account, which offers a guaranteed fixed interest rate for one year periods. The Fixed Accumulation Account is not available with certain optional benefit riders; and

•	the Enhanced DCA account (available for purchase payments), which offers a fixed interest rate.

13. Overview of the Contract, Annuity Period – In the first paragraph, second to last sentence, please clarify what “any remaining guarantee” means.

Response: The disclosure has been revised as follows:

Depending on the annuity option you elect, any remaining amounts guaranteed (such as certain period payments or a death benefit) under the annuity option you selected will be paid to your beneficiary.

14. Fees and Expenses – Please review and revise the captions so they are consistent with the terminology of and in the order required by Item 4 of Form N-4.

Response: The requested change has been made.

15. Principal Risks – Consistent with Item 5 of Form N-4, please revise the heading to “Principal Risks of Investing in the Contract.”

Response: The requested change has been made.

16. Principal Risks – If applicable, please disclose any risks related to any fixed accounts.

Response: Registrant has revised the “Principal Risks” section of the prospectus as noted in this response letter, particularly as noted in Comment 17 below with respect to any fixed account. Registrant believes the disclosure, as modified, describes the principal risks of investing in the contract as required by Item 5 of Form N-4.

17. Principal Risks, Insurance Company Risk – In the second sentence, please include a parenthetical for “including any fixed account.”

Response: The disclosure has been revised as follows:

The general obligations and any guaranteed benefits (including any fixed account) under the contract are supported by our general account and are subject to our claims paying ability.

18. Principal Risks – The Staff notes that with respect to a number of benefits under the contract, withdrawals could significantly reduce or terminate the benefits. Please disclose this in the Principal Risks.

March 31, 2021

Ms. Hahn

Response: The disclosure for “Optional Benefits” in “Principal Risks” has been revised as follows:

You may never need or use certain features provided by the contract. In that case, you may pay for a feature for which you never realize a benefit. Certain benefits are subject to conditions. If those conditions are not met, you may not realize a benefit from the contract. Withdrawals could significantly reduce or terminate your benefit under certain optional riders. Certain benefits also restrict the Funds may you choose. Amounts invested in accordance with those restrictions may earn a return that is less than the return you might have earned on those amounts in other Funds had you not been subject to any investment restrictions.

19. Principal Risks, Optional Benefits – Please consider revising to “Optional Benefits Risks.”

Response: The requested change has been made.

20. Optional Death Benefits Available for a Fee – Supplementally, please confirm if the fee rates are set at the time the contracts are issued, and if so, whether it is necessary to have a “current” column.

Response: The fees for certain optional death benefit riders may be increased pursuant to the rider’s terms after issue. For consistency’s sake and to avoid confusion, Registrant has included “current” columns for all optional benefits, even when the rate at issue cannot be increased after issue or when the current and maximum are the same rate.

21. Fixed Accumulation Account – In the third sentence of the first paragraph, please revise the disclosure as new contracts are not currently sold.

Response: The disclosure has been revised as follows:

For any new contract sales that may occur, we reserve the right to not offer the Fixed Accumulation Account to new contracts.

22. Fixed Accumulation Account – Please revise the last sentence of the second paragraph as the contracts are not currently sold.

Response: The last sentence of the second paragraph has been deleted.

23. Fixed Accumulation Account – With respect to the paragraph following the bullet points, if there is a possibility that due to core investment returns on the funds or low interest payments on the fixed account that a contract owner will need to make additional premium payments to keep their contract current, please disclose as a risk in principal risks.

Response: Registrant notes that it has moved the section “Risk of Contract Termination” to the “Principal Risks” section (as noted in response to Comment 27 below) and has revised the “Principal Risks” section of the prospectus (as noted in response to Comment 17 above) with respect to any fixed account. Registrant believes the disclosure, as modified, describes the principal risks of investing in the contract as required by Item 5 of Form N-4.

March 31, 2021

Ms. Hahn

24. The Funds – In the fourth paragraph, replace “Portfolio” with “Fund.”

Response: the requested change has been made.

25. Investment Restrictions for Certain Optional Riders, Additional Information, Rate Sheet Supplement – If the rate sheet only applies to new contracts, please remove the disclosure or clarify that the rates applicable to the contract at the time of purchase are the rates set forth in the contract specifications, throughout the prospectus.

Response: The disclosure has been retained but slightly modified in response to the Staff’s comment. In addition, disclosure will be added throughout the prospectus where applicable as follows:

The rates applicable to a contract at the time of purchase are set forth on your contract specifications page.

26. Investment Restrictions, Additional Information, Rate Sheet Supplement – Please include the specific website where all the contract information or the rate sheet supplement can be found.

Response: The request change has been made.

27. Risk of Contract Termination – Please consider adding to Principal Risks.

Response: The requested change has been made.

28. Risks of Increase in Current Fees – Please consider adding to Principal Risks.

Response: The disclosure in “Risks of Increase in Current Fees” has been moved to be the second paragraph in “Principal Risks, Optional Benefits.”

29. Free Look –The Staff notes that this disclosure is no longer applicable if contracts are no longer sold. If the Registrant wishes to include the disclosure, please explain why.

Response: While the contracts are not currently sold, they could be sold in the future. As such, the Registrant respectfully declines to delete the free look disclosure.

30. Income Opportunity GLWB, Maximum Annual Withdrawals—Please consider deleting the reference to the rate sheet supplement if rate sheets are not being used and whether the appendices of prior rates is necessary.

Response: Registrant respectfully declines to make the requested change.

March 31, 2021

Ms. Hahn

31. Appendix A – The Staff notes that the website used must be specific enough to lead investors directly to the prospectuses of the Portfolio Companies, which could be a central site with prominent links to each document.

Response: Registrant confirms that the website used will be specific enough to lead investors directly to the prospectuses of the Portfolio Companies or to a central site with prominent links to each document.

32. Appendix A – Please revise the captions in the table to comply with Item 17 of Form N-4.

Response: The requested change has been made.

33. Back Cover Page – The Staff notes that the website used should be a specific landing page and not the general corporate company page.

Response: Registrant confirms that the website used will be a specific landing page and not a general corporate company page.

34. Back Cover Page –Please confirm that pursuant to Item 1(b), Instruction (4) of Form N-4 that the EDGAR contract identifier will be in a type size smaller than that generally used in the prospectus.

Response: Registrant confirms that the EDGAR contract identifier will be in a type size smaller than that generally used in the prospectus.

35. Statement of Additional Information – Please include the financial statements in the table of contents.

Response: The requested change has been made.

36. Statement of Additional Information, Underwriter – Please revise the disclosure regarding the underwriter that refers to offering contract continuously since the contracts are not currently being sold.

Response: The first sentence in “Underwriter” has been replaced with the following:

While the contracts are not currently available for sale, we continue to accept additional purchase payments.

37. Statement of Additional Information, Total Return – The Staff notes that the “Total Return” section is not required.

Response: The “Total Return” section has been deleted.

38. Part C, Item 24., Financial Statements and Exhibits – Please revise to conform with Item 27 in Form N-4.

March 31, 2021

Ms. Hahn

Response: The requested change has been made.

39. Exhibit 7(a) – If the noted agreement is a guarantee, the financials of the guarantor are required to be filed.

Response: Registrant confirms that the noted agreement is not a guarantee.

40. Item 27. Number of Contractowners – Please revise as this item has been deleted from Form N-4.

Response: The requested change has been made.

41. Item 30., Location of Accounts and Records – Please revise as this item does not need to be disclosed if it is provided in the most recent report on Form N-CEN.

Response: The requested change has been made.

42. Item 32, Undertakings and Representations – Please revise the headings to be consistent with revised Form N-4 and delete unnecessary representations.

Response: The requested change has been made.

Please contact me at Kimberly_plante@ohionational.com or (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Vice President and Counsel